Exhibit 3.1

AMENDMENT

TO THE AMENDED AND RESTATED BYLAWS OF

SANTARUS, INC.

The Amended and Restated Bylaws of Santarus, Inc. are hereby amended, effective as of November 6, 2013, to add the following new Section 6 to Article VII:

Section 6. Forum for Adjudication of Disputes. Unless the corporation consents in writing to the selection of an alternative forum, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall be the sole and exclusive forum for (a) any derivative action or proceeding brought on behalf of the corporation, (b) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the corporation to the corporation or the corporation’s stockholders, (c) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law or the Certificate of Incorporation or these Bylaws (as either may be amended from time to time), or (d) any action asserting a claim governed by the internal affairs doctrine.